DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044152

March 12, 2007

Lisa K. Bork
Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Ms. Bork:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by Stephen Viederman. We also have received a letter on the proponent's behalf dated February 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

PROCESSED

David Lynn
Chief Counsel

APR 0 2 2007

THOMSON
FINANCIAL

Enclosures

cc: Stephen Viederman
135 East 83rd Street, 15A
New York, NY 10028

Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

ExxonMobil

January 18, 2007

VIA Network Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Adoption of Policy to Increase Renewable Energy Sourcing

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Stephen Viederman (the "Proponent") for inclusion in the Company's proxy material for its 2007 annual meeting of shareholders. ExxonMobil intends to omit the Proposal from its proxy material pursuant to Rule 14a-8(i)(7) (ordinary business). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal, along with related correspondence to and from the Proponent, is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "RESOLVED the shareholders request that ExxonMobil's Board adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of between 15%-25% of its energy sourcing by between 2015-2025."

Reason for Omission: Ordinary Business (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a proposal may be excluded if it deals with a matter relating to the company's ordinary business. We believe that this Proposal relates to an ordinary business matter and may thus be excluded from the proxy statement.

The matter of the Company determining which energy sources to pursue, and in what proportions, is an ordinary business matter uniquely suited to the management of the Company. Identifying opportunities to develop energy sources and implementing plans to develop the sources are extremely complex matters requiring the input and analysis of a variety of experts. Developing the cost/benefit analysis of making specific changes to the Company's operations in order to meet Proponent's goals is likewise a very technical matter requiring expertise which management is in the best position to oversee. The subject of the Proposal should be solely subject to the Board's discretion.

The Proposal seeks to micromanage the Company in attempting to impose a specific timeframe (2015-2025) and a specific set of products (the energy output that could be sold relating to the renewables comprising 15%-25% of the Company's total "energy sourcing"). These parameters are very specific and assume that the decision-makers have knowledge of a wide array of financial and technical matters necessary in order to evaluate the Proposal.

Information required in order to make an informed decision would include engineering data concerning the technical processes required to develop the renewable energy sources and a complex analysis of financial matters in order to understand the costs and benefits of various possible scenarios for development of renewable energy sources. For example, the Proposal makes no mention of potential financial risks to the Company, such as increased costs resulting from the implementation of the Proposal. Shareholders would necessarily need to evaluate the risks (e.g., costs and possible lost profits) and benefits to the Company in order to make a decision on this Proposal.

Shareholders would not be qualified to make an informed decision. Such a decision requires unique business and technical expertise as well as a detailed knowledge of the Company's operations. This is a matter best addressed by the management of the Company. This attempt at micromanagement would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

In Exxon Mobil Corporation (available March 27, 2003), the Staff concurred with the Company's arguments that it could exclude a proposal requesting the Board to prepare a series of strategic and implementation plans by a specified deadline outlining how ExxonMobil would implement significant energy efficiency improvements at its facilities, including certain specified projects. In Duke Energy Corporation (available Feb. 16, 2001), the Staff concurred that the company could exclude a proposal recommending that the board take necessary steps to reduce nitrogen oxide emissions from coal-fired plants operated by the company in North Carolina.

The Company acknowledges that the matter of climate change (referred to in the Proposal) is important – indeed the Company takes this matter very seriously and continues to work hard to study the issue, improve energy efficiency and decrease emissions. However, the specifics of pursuing particular projects – i.e., the request by Proponent to require the establishment of specific renewable energy sourcing goals and a policy to achieve the goals - is not something that should be decided by the shareholders at the annual meeting.

The Company believes that this Proposal deals with an ordinary business matter and can therefore be omitted from the proxy statement.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent.

Sincerely,

Lisa K. Bork

LKB

Enclosures

cc - w/enc: **Proponent:**
Stephen Viederman
135 East 83rd Street, 15A
New York, New York 10028
Phone: (212) 639-9496

EXHIBIT 1

STEPHEN VIEDERMAN
135 EAST 83RD STREET, 15A
NEW YORK, NEW YORK 10028
(212) 639 9496
stevev@igc.org

December 13, 2006

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary (henry.h.hubble@exxonmobil.com)
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I have continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

I am hereby filing the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of the shareholders of the ExxonMobil Corporation. I am filing this as an individual investor and sending it by email to meet the filing deadline with a paper copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting. The resolution will be presented in accordance with the SEC rules by me or my proxy.

As a grandparent and citizen I am deeply concerned about the future that my grandchildren, all grandchildren, including your grandchildren and the grandchildren of other executives and board members of ExxonMobil, will inherit from us. As a professional who has worked for the last five decades on issues of sustainability it is clear that our obligation—yours and mine—is to leave the next generation with the options to live at least as good a life as we have lived. Climate change is a major obstacle to achieving that obligation.

ExxonMobil has looked to the future and recognized that fossil fuels resources are finite. Prudence means farseeing. Our company, however, is not taking <u>prudent action</u> based upon your own assessment of fossil fuel availability. Given the long lead times necessary to bring alternative fuels to profitability our company must be the innovator. Our company must make significant investments now to be prepared to meet the competitive challenges of other energy companies that have made significant investments in the future of energy.

The Stern Report of November 2006 demonstrates the costs of inaction, as well as the considerably lesser costs of prudent action at all levels of society. Our company must carry its share of the burden.

We hope the time between now and the annual meeting might result in a dialogue which could result in the withdrawal of the enclosed resolution.

SHAREHOLDER PROPOS

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJ

I look forward to ExxonMobil's response.

Sincerely yours,

(sgnd)

Stephen Viederman

Cc: david.g.henry@exxonmobil.com

ExxonMobil

Board-Determined Percentages and Range for Renewables

James Mulva, ConocoPhillips Chairman and CEO, declared (11.28.06) the oil industry has lost touch with consumers and the American public. In acknowledging public opinion surveys conducted after the gasoline price increases of 2005 giving oil companies low marks, he said: "Out of 25 major industries that are polled and reviewed, the oil industry ranks last - last in credibility even behind tobacco."

This resolution's proponents believe that, among all U.S.-based oil companies, ExxonMobil ranks "last among the last." This has occurred, in part, because XOM still does not clearly acknowledge the virtually-undisputed scientific evidence indicating the existence of global warming as well as the fact that the burning of its fossil fuels is a main contributor to greenhouse gases which contribute to global warming. It prevarication vis-à-vis the science and funding of groups that question the science has led to calls for boycotts of this Company's products in Europe and the USA.

Acknowledging the need for energy companies to change their approach to energy development., Mulva committed ConocoPhillips to leading the industry toward a sustainable energy future. He outlined four steps: 1) diversification by using all economical sources, including nuclear, wind, tar sands, biofuels, solar and coal-to-liquids technologies; 2) more efficient energy use in buildings and transportation; 3) paying attention to greenhouse gases to slow climate change; 4) and improved technology.

Despite such commitments by its main competitors, XOM has become isolated from them by its interpretation of data to justify why it will remain almost 100% reliant on traditional energy sources linked to fossil fuels. It has argued in past "energy trends" reports that until 2030 renewable energy sourcing will 1) not be competitive with traditional sources of energy and 2) not constitute more than 2% of all energy sourcing in the United States. However, such "data" is questionable, given goals set by key foreign countries as well as dozens of States in the USA where XOM operates. Most of these demand at least 15% of all energy sources from renewable energy by 2015. Even China has said that 10% of its energy come from renewables by 2020.

Shell is investing US $500,000 - $1 billion in new energy technologies. BP has been in the solar business since 2002, realizing profit in 2004. Neste of Finland plans to spend billions of euros to become the world's largest biodiesel producer.

This shareholder resolution's proponents believe that, if ExxonMobil is to preserve its competitive edge, such data demands that it radically change its direction to create an energy-future less dependent on its current almost-exclusive sourcing of energy from fossil fuels (much of which come from less-than U.S.-friendly nations).

RESOLVED the shareholders request that ExxonMobil's Board adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of between 15%-25% of its energy sourcing by between 2015-2025.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2006

VIA UPS - OVERNIGHT DELIVERY AND E-MAIL

Mr. Stephen Viederman
135 East 83rd Street, 15A
New York, NY 10028

Dear Mr. Viederman:

This will acknowledge receipt of the proposal concerning renewable energy investment, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as you stated in your e-mail, share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

Person: Enough Proof ok

AXA

SHAREHOLDER RELATIONS

AXA Advisors, LLC

VIA FACSIMILE

December 13, 2006

DEC 19 2006

PSH

Mr. Henry H. Hubble
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

NO. OF SHARES
COMMENT:
ACTION:

RECEIVED
DEC 19 2006
H. H. HUBBLE

Re: Account # 64C-072572 for Stephen Viederman and Gretchen Viederman, Joint Tenants

To Whom It May Concern:

AXA Advisors, LLC is the introducing broker-dealer for the above referenced brokerage account. AXA Advisors uses Pershing, LLC for clearing and custodial services.

I am writing to verify that the above referenced AXA Advisors account currently has 758 shares in ExxonMobil Corporation. In addition, the above referenced account has had beneficial ownership of at least $2000 in market value of the voting securities of ExxonMobil Corporation, and that such beneficial ownership has existed for one or more years in accordance accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly at (212) 314-3055.

Sincerely,

Page Pennell
VP, Senior Compliance Officer

Cc: David G. Henry
Stephen and Gretchen Viederman

AXA ADVISORS
1290 Avenue of the Americas, New York, NY 10104
www.AXAonline.com



David G Henry/Dallas/ExxonMobil

12/20/06 10:15 AM

To Steve Viederman <stevev@igc.org>

cc

bcc David G Henry/Dallas/ExxonMobil

Subject Re: My shareholder resolution concerning renewable energy investment policy

We have received the letter from AXA Advisors and your proof of ownership is complete.

David G. Henry
Investor Relations
(972) 444-1193

Steve Viederman <stevev@igc.org>



Steve Viederman <stevev@igc.org>

12/19/06 02:56 PM

To "David G. Henry" <david.g.henry@exxonmobil.com>

cc Tim Smith <tsmith@bostontrust.com>

Subject Re: My shareholder resolution concerning renewable energy investment policy

This is in response to your email. The letter was mailed by US Post and should be in the company by now. However, a second copy is being sent by Fed Ex. Please acknowledge by email as I will be in London from tomorrow through the 8th of January.

Does the 14 day receipt clause include Xmas?

I do hope that you have a pleasant holiday.

Steve

--

Stephen Viederman
135 East 83rd Street, 15A
New York, New York 10028
212 639 9497 office/ 639 9496 home
FAX (Please call before faxing): 212 639 9497

stevev@igc.org

From: <david.g.henry@exxonmobil.com>
Date: Tue, 19 Dec 2006 13:21:06 -0600
To: Steve Viederman <stevev@igc.org>
Subject: Re: My shareholder resolution concerning renewable energy investment policy

This is in response to your email below. Let me first explain what we mean be registered shareholders. A registered shareholder holds shares with our transfer agent, Computershare, who can provide us with share ownership. If a person holds shares with a broker, we do not have access to that information and cannot verify ownership which is why a statement from the holder of record is required. For your information, we mail annual reports and proxy information to all shareholders. Hope that clarifies registered share ownership.

I want to inform you that we have not received a letter by fax from Page Pennell of AXA Advisors, LLC confirming your share ownership. You have 14 days from the date you received our December 14, 2006 letter to provide the required proof of ownership.

David G. Henry
Investor Relations
(972) 444-1193

Steve Viederman <stevev@igc.org>	To: "Henry H. Hubble" <henry.h.hubble@exxonmobil.com>
12/15/06 05:50 PM	cc: "David G. Henry" <david.g.henry@exxonmobil.com>
	Subject: My shareholder resolution concerning renewable energy investment policy

Dear Mr. Hubble. Thank you for your letter of December 14, 2006 acknowledging receipt of my email of December 13, 2006 proposing a resolution requesting that the board adopt a renewable energy investment policy, the resolution to be submitted to our company's 2007 annual meeting of shareowners.

I am surprised that my wife and I do not appear on your records as a registered shareowner. Our account # is 64C-072572, in the name of Stephen Viederman and Gretchen Viederman, Joint Tenants. For the many years that we have owned a stake in our company I have been receiving annual reports and proxy voting materials, and have faithfully voted our proxies each year. I would greatly appreciate your review of this matter and reply to me as your records are clearly mistaken. Be that as it may, for the present formal record you have by now received a letter by fax dated December 13, 2006 from Page Pennell, VP, Senior Compliance Officer, AXA Advisors, LLC confirming that on that date we held 758 shares, more than the $2000 required for filing, and have done so for more than one year. I assume that your review of your records as well as the AXA letter satisfy the need for verification of ownership.

In response to your remarks concerning co-filers, at present there are none.

Since I will be London from December 20, 2006 through January 10, 2007 visiting my grandchildren, to whom my resolution is dedicated, I would appreciate an email response to this email, and ask also that copies of any subsequent communications between now and January 10, 2007, especially if they require a timely response, be sent to me by email as well as in hard copy. This will facilitate timely communication.

I look forward to hearing from you.

Happy holidays.

Stephen Viederman

Stephen Viederman
135 East 83rd Street, 15A
New York, New York 10028
212 639 9497 office/ 639 9496 home
FAX (Please call before faxing): 212 639 9497

stevev@igc.org

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 19, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by Mr. Stephen Viederman (hereinafter referred to as the "Proponent"), who is a beneficial owner of shares of common stock Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and who has submitted a shareholder proposal to Exxon to respond to the letter dated January 18, 2007, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Exxon to adopt a policy of "increasing renewable energy sourcing globally".

RULE 14a-8(i)(7)

It would be futile for Exxon to argue that the proposal does not involve a significant policy issue that allows what would otherwise be an ordinary business matter to become a proper subject for shareholder action. Thus, the Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). Applying this standard, the Staff has consistently held that shareholder proposals pertaining to renewable energy do, indeed, raise such a significant policy issue that they transcend day to day business matters. See, e.g., *Exxon Corporation* (March 23, 2000). Indeed, the Company concedes as much in the last paragraph on page two of its no-action letter request.

Consequently, the Company has not argued that the Proponents' shareholder proposal does not involve an important policy matter, but rather that it involves micromanaging. Unfortunately for the Company, its argument is fatally flawed. The reasons behind the application of (i)(7) to instances of micro-managing were explained by the Commission in Release 34-40018 (May 21, 1998) as follows:

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . . Some commenters thought that the examples cited [in the proposing release] seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [Footnotes omitted.]

We note that the Proponent's shareholder proposal has none of the evils envisioned in the Commission's release. It does not call on the shareholders to make complex judgments, but leaves that to the discretion of the Company. Rather than make any complex judgments as to how to implement a general policy, the proposal requests the Board to make those judgments.

Rather than set detailed goals or timetables, the proposal suggests board ranges (15% to 25%) and an extended period for implementation (2015-2025). This is well within the parameters suggested by the Commission in its Release quoted above. In short, there is no "intricate detail", no "specific time-frame" (only a general one) and no "method" for implementation". In other words, there is no micromanaging, but rather a "reasonable level of detail".

The no-action letters cited by Exxon are inapposite. For example, the proposal in *Exxon Mobil Corporation* (March 27, 2003) requested the company to implement by a specified date (only about four months after the date of the vote on the proposal) all energy efficiency projects that had a specified payback period. The payback period was to be either five years if overhead and the cost of capital is included in the calculation, ten years if not. Now that is micromanaging!

Exxon had argued in its no-action letter request:

> The Proponent is attempting to impose a specific timeframe ("plans by September 1, 2003") and a method (all projects meeting his "payback" criteria) for implementing extremely complex policies. This attempt at micromanagement would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

Not surprisingly, and quite properly, the Staff granted Exxon's no-action request. The Proponents' shareholder proposal, however, evinces none of the defects that were present in that 2003 proposal since it prescribes neither exact requirements nor how any such requirements should be met.

Similarly, in Duke Energy Corporation (February 16, 2001) the proposal requested the registrant "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007." Once again, the extremely high degree of specificity delineated in that proposal bears no relationship whatever to the absence of specificity in the Proponent's shareholder proposal.

We note that the Staff has rejected "micromanaging" arguments put forward by registrants with respect to renewable energy proposals that are far more detailed than is the Proponents' shareholder proposal. See, e.g., *Exxon Mobil Corporation* (March 23, 2000); Duke Energy Corporation (February 13, 2001); *Constellation Energy Group, Inc.* (January 19, 2001).

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
Stephen Viederman
Leslie Lowe

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests that the board adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of between 15%-25% of its energy sourcing by between 2015-2025.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

END